UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 001-34824

Ambow Education Holding Ltd.

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

18th Floor, Building A, Chengjian Plaza, No. 18,

BeiTaiPingZhuang Road, Haidian District

Beijing 100088

People’s Republic of China

Telephone: +86 (10) 6206-8000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On August 7, 2013, Ambow Education Holding Ltd. (“Ambow” or the “Company”) announced an update on its provisional liquidation proceeding.

As advised in the Company’s announcement on June 10, 2013, Edward Middleton, Wing Sze Tiffany Wong and Kris Beighton of KPMG were appointed as joint provisional liquidators of the Company (the “JPLs”) pursuant to an order (the “Order”) by the Grand Court of the Cayman Islands (the “Cayman Court”) to, among other things, take all necessary actions to protect the Company’s assets, including taking any necessary steps to ensure the good management and security of the assets and undertakings of the Company’s operating subsidiaries and consolidated affiliates (the “Group”).

Following their appointment, the JPLs have found that the Group was subject to certain liquidity issues which required their immediate attention.  Although the JPLs have not reached a conclusion as to all of the potential causes of these liquidity issues, significant contributing factors appear to include a delay in the proposed sale of a school which would have generated significant cash to provide for the Group’s liquidity needs, the failure of funding from the investment by SummitView Investment Fund I, L.P. (“SummitView”) which has yet to materialize in full, and negative publicity arising from the fact that the Company is in provisional liquidation.  As a result, the Group has been required to conserve cash resources to ensure that cash is available for its operations.

The Company’s liquidity issues include the following:

(a)           The Company has failed to repay US$3 million when it became due (under a loan totalling US$17 million).  While the Company currently remains in default on this payment, the lender has not sought to accelerate the repayment of the remaining US$14 million which is outstanding under the loan, nor enforce any security rights, and the JPLs are in negotiations with the lender regarding the Company’s options for forbearance and/or repayment. It is noted that the lender has the benefit of share security over all the Company’s shares in the principal holding subsidiaries of the Company outside of the People’s Republic of China.

(b)           A subsidiary of the Company in China did not repay RMB20 million when it became due (under loans totaling RMB40 million under a credit facility). The Group has cured this default and repaid the RMB20 million due using the Group’s existing cash resources.

(c)          A significant portion of the consideration owed pursuant to the terms of a share purchase agreement entered into by the Company with SummitView on April 28, 2013 remains outstanding. Under the share purchase agreement, SummitView agreed to purchase 30,801,128 Class A ordinary shares of the Company for total consideration of US$21.0 million, due prior to June 30, 2013.  The JPLs have requested that SummitView pay the outstanding consideration from the sale of such shares immediately.

Since their appointment, the JPLs have been liaising with the key stakeholders of the Group, including current members of senior management, creditors, certain shareholders of the Company and other potential investors or lenders, to stabilize the Group’s business and formulate a plan to address its liquidity issues, including repayment or refinancing of the Group’s outstanding loans in full and payment of other obligations and operating expenses.

At this time, the JPLs are working closely with parties who have expressed an interest in providing further funding to the Group and continue to seek other potential sources of funding for the Group.

At the date of the Order, the JPLs’ primary mandate was to assess and facilitate the completion of the Company’s investigation into previously disclosed allegations made by a former employee of the Company of financial improprieties and misconduct in connection with the Company’s acquisition of a training school in 2008. Such investigation has not yet recommenced, pending resolution of the Group’s liquidity issues. Furthermore, the Company’s annual report on Form 20-F for the year ended December 31, 2012 remains outstanding, pending completion of the investigation.

The Company’s consolidated operating businesses in the PRC continue to operate in the meantime.

The JPLs made an initial report to the Cayman Court on July 5, 2013, pursuant to the terms of the Order. A directions hearing is anticipated to take place before the Cayman Court on August 22, 2013, during which the JPLs anticipate, among other things, seeking further directions as to the appropriate manner in which to proceed in view of the foregoing issues. The JPLs expect to circulate a further update to all shareholders after this hearing has taken place.

The JPLs continue to liaise with the New York Stock Exchange and trading of the Company’s American depositary shares remains halted.  The listing status of the Company continues to be under review.

Safe Harbor Statement

This Form 6-K contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Neither the Company nor the Joint Provisional Liquidators undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ambow Education Holding Ltd.

	By:	/s/ Wing Sze Tiffany Wong
	Name:	Wing Sze Tiffany Wong (without personal liability)
	Title:	Joint Provisional Liquidator

Date: August 7, 2013